

July 19, 2011

Via E-mail
Mr. Anthony F. Crudele
Executive Vice President - Chief Financial Officer and Treasurer
Tractor Supply Company
200 Powell Place
Brentwood, Tennessee 37027

      RE: **Tractor Supply Company**
                  Form 10-K for Fiscal Year ended December 25, 2010
                  Filed February 23, 2011
                  Form 10-Q for Fiscal Quarter ended March 26, 2011
                  Filed May 3, 2011
                  File No. 0-23314

Dear Mr. Crudele:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 25, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Financial Statements

Notes to the Financial Statements

General

2. Please briefly disclose the factors used to identify your single reportable segment, including whether operating segments have been aggregated. Refer to ASC 280-10-50-21(a). Please also provide the products and services disclosures required by ASC 280-10-50-40.

Note 10 – Commitments and Contingencies

Litigation, page 43

3. In regards to the United States Environmental Protection Agency matter relating to certain recreational vehicles and non-road spark ignition engines sold, please address the following:
   * Your disclosures appear to indicate that you believe it is remote that this issue will be material to your financial condition and results of operations. It is not clear whether amounts have been accrued. If no amounts have been accrued and it is reasonably possible that a loss has been incurred or a loss in excess of amounts accrued has been incurred, please disclose an estimate of the loss or range of loss or state that an estimate cannot be made. If an estimate cannot be made, please tell us why you are not able to in light of the current settlement discussions;
   * You do not expect the resolution of the United States Environmental Protection Agency matter or other matters to have a material adverse effect on your financial condition or results of operations. Please expand your disclosures to also address the expected impact on your statements of cash flows; and
   * Based on recent developments, please address whether you continue to expect to be reimbursed for any liabilities or costs related to this matter and your basis for this expectation.

4. You are also involved in various litigation matters arising in the ordinary course of business. You believe that any estimated loss related to such matters has been adequately provided in accrued liabilities to the extent probable and reasonably estimable. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in circumstances relating to these proceedings. Please note that if it is reasonably possible that any of these matters, individually, or in the aggregate could be material, you should disclose the nature of the issue(s), the amount accrued (if material) and the range of reasonable possible loss, or state that such a loss cannot be estimated. If you have any contingent liabilities where it is reasonably possible the impact could be material to your financial condition, results of operations, or cash flows, please provide us with a description of such matter.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 44

5. Your principal executive officer and principal financial officer concluded that, as of December 25, 2010, your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Form 10-Q for the period ended March 26, 2011

General

6. Please address the above comments in your interim filings as well, as applicable.

MD&A

Results of Operations, page 14

7. Please clearly identify each factor and quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, net sales increased 17.7% to $836.6 million for the first quarter of 2011 from $710.9 million for the first quarter of 2010. Your discussion indicates that a significant portion of this increase is related to an increase in same-store sales. It appears that another factor may be the opening of new stores. Please quantify the impact of each of these factors. In addition, your discussion of selling, general, and administrative expenses only addresses the fluctuation in selling, general, and administrative expenses as a percentage of sales. Given that it would appear certain components of selling, general, and administrative expenses may not directly correlate with the change in sales, please also provide a discussion regarding the fluctuation in total selling, general, and administrative expenses from period to period with separate quantification of each significant factor contributing to the fluctuation. Specifically, you should discuss what factors caused total selling, general, and administrative expenses to increase 14.5% from $197.8 million for the first quarter of 2010 to $226.6 million for the first quarter of 2011. Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification 501.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant Chief Accountant